                               Filed by National Commerce Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

                                Subject Company: National Commerce
                                Financial Corporation
                                Commission File Number: 333-116112

ON JULY 12, 2004, SUNTRUST BANKS, INC. ISSUED THE FOLLOWING PRESS RELEASE RELATED TO ITS RESULTS OF OPERATIONS FOR ITS SECOND FISCAL QUARTER OF 2004:

[SunTrust Banks, Inc. logo]


                 SUNTRUST REPORTS RECORD SECOND QUARTER EARNINGS
     Strong Results Reflect Healthy Revenue Growth, Good Balance of Earnings
                                   Components

ATLANTA - SunTrust Banks, Inc. (NYSE: STI) today reported net income for the second quarter of 2004 of $364.8 million, up 10% from the $330.4 million earned in second quarter of 2003. Net income per diluted share was $1.29, up 10% from the $1.17 per diluted share earned in the second quarter of 2003.

         "SunTrust's capacity to translate the attractive demographics and high-growth profile of our markets into strong, sustainable and well-balanced earnings growth was amply demonstrated in the second quarter," noted L. Phillip Humann, SunTrust Chairman, President and Chief Executive Officer. "Healthy revenue growth, reflecting a good balance of net interest income and fee income, coupled with excellent credit quality, produced strong bottom line results that confirm the validity of our distinctive, customer-focused business strategy."

         Mr. Humann noted that improved performance by each of SunTrust's key business lines -- retail banking, commercial banking, corporate and investment banking, mortgage banking and wealth management - contributed to the quarter's results. Mr. Humann also said that integration planning is "well underway, on track and on schedule" for scheduled closing in the fourth quarter of the Company's previously announced merger with Memphis-based National Commerce Financial Corporation.

         For the second quarter of 2004, reported return on average total assets
(ROA) was 1.15%, and return on average total equity (ROE) was 14.39%. Return on average assets less net unrealized gains on securities was 1.20% and return on average realized equity was 17.77%. The Company believes ROA and ROE excluding net unrealized gains from the Company's securities portfolio is the more indicative performance measure in this area due to SunTrust's ownership of 48 million shares of The Coca-Cola Company.

         For the first six months of 2004, net income was $723.3 million, up 10% from the same period in 2003. Net income per diluted share was $2.55, up 9% from the first six months of 2003. ROA was 1.16%, and ROE was 14.52%. Return on average assets less net unrealized gains on securities was 1.19% and return on average realized equity was 17.61%.

         Fully taxable net interest income was $885.1 million in the second quarter, up 9% from the second quarter of 2003. The net interest margin for the quarter was 3.13%, comparable to the first quarter of 2004, up from 3.05% a year ago and in line with SunTrust's expectations.

         Average loans for the second quarter were $80.9 billion, up 9% from the second quarter of 2003, and average earning assets were $113.7 billion, up 7% from the second quarter of 2003. SunTrust noted that both consumer and overall commercial loans displayed growth momentum in the second quarter despite a continued lack of demand for bank loans by large corporate borrowers.

         Average consumer and commercial deposits for the second quarter were $73.2 billion, up 6% from the second quarter of 2003. Average low cost consumer and commercial deposits for the second quarter were $40.4 billion, up 14% from the second quarter of 2003.

         Total noninterest income was $622.7 million for the quarter, up 4% from the second quarter of 2003. Noninterest income, excluding net securities gains, of $631.7 million in the quarter, was up 12% from the second quarter of 2003.

         Net charge-offs in the second quarter were $37.6 million or 0.19% of average loans, down from 0.30% of average loans in the first quarter of 2004. SunTrust noted that the second quarter charge off level, while consistent with the Company's generally improving credit quality picture, was nonetheless "unusually low." The provision for loan losses was $38.8 million for the second quarter. In addition, the Company added $9.4 million to reserves for unfunded loan commitments during the quarter. This charge is reflected in "other noninterest expense."

         Nonperforming assets were $324.4 million at quarter end or 0.39% of loans, other real estate owned and repossessed assets, down from $331.9 million as of March 31, 2004. Nonperforming assets at June 30, 2004 included $301.1 million in nonperforming loans, $14.2 million in other real estate owned and $9.1 million in other repossessed assets. The allowance for loan losses at June 30, 2004 was $943.7 million and represented 1.14% of period-end loans and 313.4% of nonperforming loans. SunTrust's nonperforming asset levels continue to compare very favorably with the most recently published industry averages.

         Total noninterest expense in the second quarter was $928.4 million, up 11% from the second quarter of 2003. Excluding incremental incentive compensation costs related to higher business volumes and the expense to reserve for unfunded loan commitments in the second quarter of 2004, expenses for the quarter were held to first quarter levels.

         At June 30, 2004, SunTrust had total assets of $128.1 billion. Equity capital of $10.0 billion represented 7.8% of total assets. Book value per share was $35.49, up 9% from June 30, 2003.

         To view the corresponding financial tables and information, please refer to the Investor Relations section located under "About SunTrust" on our Web site at www.suntrust.com. This information may also be directly accessed via the quick link entitled "2nd Quarter Earnings Release" located at the lower right hand corner of the SunTrust homepage.

         SunTrust management will host a conference call on July 12, 2004 at 8:30 a.m. (Eastern Time) to review earnings and performance trends. Individuals are encouraged to call in beginning at 8:15 a.m. (Eastern Time) by dialing 1-888-822-9863 (Passcode: 2Q04; Leader: Gary Peacock.). Individuals calling from outside the United States should dial 1-484-630-1854 (Passcode: 2Q04; Leader:
Gary Peacock). A replay of the call will be available beginning July 12, 2004 and ending July 26, 2004 at 5:00 p.m. (Eastern Time) by dialing 1-800-282-5736 (domestic) or 1-402-220-9727 (international).

         Alternatively, individuals may listen to the live webcast of the presentation by visiting the SunTrust Web site at www.suntrust.com. The webcast will be hosted under "Investor Relations" located under "About SunTrust" or may be accessed directly from the SunTrust home page by clicking on the earnings related link, "2nd Quarter Earnings Release". Beginning the afternoon of July 12, 2004, listeners may access an archived version of the presentation in the "Webcasts and Presentations" subsection found under "Investor Relations". A link to the Investor Relations page is also found in the footer of the SunTrust home page.

         SunTrust Banks, Inc., headquartered in Atlanta, is one of the nation's largest commercial banking organizations. The Company operates through an extensive distribution network primarily in Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services. SunTrust's Internet address is www.suntrust.com.

                                       ###

         The information provided herein, including related questions and answers, may contain forward looking statements. Statements that are not historical facts, including statements about SunTrust's beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by SunTrust's management, and on information currently available to such management. The forward-looking statements are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "plans," "estimates," or similar expressions or future conditional verbs such as "will," "should," "would," and "could." Forward-looking statements speak only as of the date they are made, and SunTrust undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Management cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of such factors include, but are not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; changes in the securities markets; changes in regulatory requirements; competitive pressures and changes in the economy. For a more thorough discussion of factors that could impact actual results, see the "A Warning About Forward-Looking Information" section of SunTrust's 2003 annual report filed on Form 10-K with the SEC. For further information regarding SunTrust, please read the SunTrust reports filed with the SEC and available at www.sec.gov.

         This press release could include some non-GAAP measures to describe our Company's performance. The reconciliation of those measures to GAAP measures can be found in the financial information contained at the end of this press release.

                      SUNTRUST BANKS, INC. AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS

                                                                THREE MONTHS ENDED   %    SIX MONTHS ENDED    %
                                                                -------------------       ----------------
                                                                  2004      2003   CHANGE   2004     2003   CHANGE
                                                                  ----      ----   ------   ----     ----   ------
EARNINGS & DIVIDENDS
Period Ended June 30
(Dollars in millions except per share data)

Net income                                                      $   364.8 $  330.4   10.4% $  723.3 $  658.2    9.9%
Total revenue                                                     1,507.7  1,407.2    7.1   2,966.7  2,787.9    6.4
Total revenue excluding securities gains and losses(1)            1,516.8  1,376.0   10.2   2,970.8  2,714.6    9.4

Earnings per share
   Diluted                                                      $    1.29 $   1.17   10.3  $   2.55 $   2.34    9.0
   Basic                                                             1.31     1.19   10.1      2.59     2.37    9.3

Dividends paid per common share                                      0.50     0.45   11.1      1.00     0.90   11.1
Average shares outstanding (000s)
   Diluted                                                        283,116  280,287    1.0   283,320  280,806    0.9
   Basic                                                          279,840  277,397    0.9   279,682  278,011    0.6

KEY RATIOS

Return on average total assets                                       1.15%    1.11%   3.6%     1.16%    1.12%   3.6%
Return on average assets less net unrealized gains on
   securities (2)                                                    1.20     1.06   13.2      1.19     1.06   12.3
Return on average total equity                                      14.39    14.95   (3.7)    14.52    15.04   (3.5)
Return on average realized equity (2)                               17.77    16.77    6.0     17.61    16.71    5.4
Total average shareholders' equity to total average assets           8.01     7.42    8.0      7.98     7.42    7.5
Net interest margin (3)                                              3.13     3.05    2.6      3.13     3.13     --
Efficiency ratio (3)                                                61.58    59.53    3.4     61.29    59.40    3.2

Period Ended June 30
Book value per share                                               35.49    32.62    8.8
Tier 1 capital ratio                                                8.204    7.44   10.2
Total capital ratio                                                12.004   11.38    5.4
Tier 1 leverage ratio                                               7.604    7.27    4.5


CONDENSED BALANCE SHEETS (DOLLARS IN MILLIONS)

Average Balances
Securities available for sale                                   $  26,035 $ 22,952   13.4% $ 25,721 $ 23,103   11.3%
Loans held for sale                                                 6,141    8,255  (25.6)    5,729    8,151  (29.7)
Loans                                                              80,936   74,311    8.9    80,421   73,684    9.1
Other earning assets                                                3,349    3,381   (0.9)    3,169    3,296   (3.9)
Allowance for loan losses                                            (954)    (952)   0.2      (954)    (947)   0.7
Intangible assets                                                   1,760    1,586   11.0     1,730    1,570   10.2
Other assets                                                       10,020    9,915    1.1     9,755   10,008   (2.5)
                                                                --------- --------         -------- --------
Total assets                                                    $ 127,287 $119,448    6.6  $125,571 $118,865    5.6
                                                                --------- --------         -------- --------

Consumer and commercial deposits                                $  73,166 $ 69,097    5.9  $ 71,764 $ 68,286    5.1
Purchased liabilities(5)                                           21,322   23,005   (7.3)   22,118   23,386   (5.4)
Long-term debt                                                     16,784   11,860   41.5    16,099   11,822   36.2
Other liabilities                                                   5,821    6,622  (12.1)    5,573    6,545  (14.9)
                                                                --------- --------         -------- --------
Total liabilities                                                 117,093  110,584    5.9   115,554  110,039    5.0
Shareholder's equity                                               10,194    8,864   15.0    10,017    8,826   13.5
                                                                --------- --------         -------- --------
Total liabilities and shareholders' equity                      $ 127,287 $119,448    6.6  $125,571 $118,865    5.6
                                                                --------- --------         -------- --------

Period Ended June 30
Securities available for sale                                   $  25,588 $ 22,211   15.2
Loans held for sale                                                 5,031    9,037  (44.3)
Loans                                                              82,540   75,262    9.7
Other earning assets                                                3,504    4,283  (18.2)
Allowance for loan losses                                            (944)    (941)   0.3
Intangible assets                                                   1,886    1,676   12.5
Other assets                                                       10,530    9,329   12.9
                                                                --------- --------
Total assets                                                    $ 128,135 $120,857    6.0
                                                                --------- --------

Consumer and commercial deposits                                $  73,855 $ 71,133    3.8
Purchased liabilities(5)                                           21,212   22,228   (4.6)
Long-term debt                                                     17,441   11,990   45.5
Other liabilities                                                   5,592    6,328  (11.6)
                                                                --------- --------
Total liabilities                                                 118,100  111,679    5.7
Shareholder's equity                                               10,035    9,179    9.3
                                                                --------- --------
Total liabilities and shareholders' equity                      $ 128,135 $120,858    6.0
                                                                --------- --------

(1) SunTrust presents total revenue excluding realized securities gains and losses. The Company believes total revenue without securities gains and losses is more indicative of the Company's performance because it isolates income that is primarily customer relationship and customer transaction driven. See Appendix A for a reconcilement of this non-GAAP performance measure.

(2) SunTrust presents a return on average assets less net unrealized gains on securities and a return on average realized equity. The foregoing numbers reflect primarily adjustments to remove the effects of the Company's securities portfolio which includes the ownership by the Company of 48.3 million shares of The Coca-Cola Company. The Company uses this information internally to gauge its actual performance in the industry. The Company believes that the return on average assets less the net unrealized gains on the securities portfolio is more indicative of the Company's return on assets because it more accurately reflects the return on the assets that are related to the Company's core businesses which are primarily customer relationship and customer transaction driven. The Company also believes that the return on average realized equity is more indicative of the Company's return on equity because the excluded equity relates primarily to a long term holding of a specific security. See Appendix A for a reconcilement of these non-GAAP performance measures.

(3) The net interest margin and efficiency ratios are presented on a full taxable-equivalent (FTE) basis. The FTE basis adjusts for the tax-favored status of income from certain loans and investments. The Company believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

(4) Current period tier 1 capital, total capital and tier 1 leverage ratios are estimated as of the press release date.

(5) Purchased liabilities include foreign and brokered deposits, funds purchased and other short-term borrowings.

                      SUNTRUST BANKS, INC. AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS

                                                                                THREE MONTHS ENDED   %    SIX MONTHS ENDED    %
                                                                                ------------------        ----------------
                                                                                  2004      2003   CHANGE   2004     2003   CHANGE
                                                                                  ----      ----   ------   ----     ----   ------
CREDIT DATA (DOLLARS IN THOUSANDS)

Period Ended June 30
Allowance for loan losses - beginning                                           $ 942,523 $931,080   1.2% $941,922 $930,114    1.3%
Allowance from acquisitions and other activity - net                                   --    9,324 (100.0)      --    9,324 (100.0)
Provision for loan losses                                                          38,751   82,662  (53.1)  98,139  163,465  (40.0)
Net charge-offs
   Consumer                                                                        21,990   24,702  (11.0)  48,080   60,476  (20.5)
   Real estate                                                                      8,062    4,607   75.0   18,836    6,901  172.9
   Commercial                                                                       7,504   52,868  (85.8)  29,427   94,637  (68.9)
                                                                                --------- --------        -------- --------
Allowance for loan losses - ending                                              $ 943,718 $940,889    0.3 $943,718 $940,889    0.3
                                                                                --------- --------        -------- --------
Total net charge-offs                                                           $  37,556 $ 82,177  (54.3)$ 96,343 $162,014  (40.5)
Net charge-offs to average loans                                                     0.19%    0.44% (56.8)    0.24%    0.44% (45.5)

Period Ended June 30
   Nonaccrual loans                                                             $ 282,909 $480,582  (41.1)
   Restructured loans                                                              18,189    2,500  627.6
                                                                                --------- --------
Total nonperforming loans                                                         301,098  483,082  (37.7)
   Other real estate owned (OREO)                                                  14,246   20,887  (31.8)
   Other repossessed assets                                                         9,076   11,421  (20.5)
                                                                                --------- --------
Total nonperforming assets                                                      $ 324,420 $515,390  (37.1)
                                                                                --------- --------
Total nonperforming loans to total loans                                             0.36%    0.64% (43.8)
Total nonperforming assets to total loans plus OREO and other repossessed assets     0.39     0.68  (42.6)
Allowance to period-end loans                                                        1.14     1.25   (8.8)
Allowance to nonperforming loans                                                    313.4    194.8   60.9

                      SUNTRUST BANKS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                        AS OF JUNE 30       INCREASE/(DECREASE)
                                                                        -------------       -------------------
                                                                      2004         2003        AMOUNT       %
                                                                      ----         ----        ------
ASSETS

Cash and due from banks                                           $  4,068,693 $  4,098,009 $     (29,316) (0.7)%
Interest-bearing deposits in other banks                                17,196        8,701         8,495  97.6
Trading assets                                                       1,807,320    2,122,225      (314,905)(14.8)

Securities available for sale (1)                                   25,587,978   22,211,036     3,376,942  15.2
Funds sold and securities purchased under agreements to resell       1,679,403    2,151,606      (472,203)(21.9)
Loans held for sale                                                  5,030,617    9,037,490    (4,006,873)(44.3)
Loans                                                               82,540,230   75,261,756     7,278,474   9.7
Allowance for loan losses                                             (943,718)    (940,889)       (2,829)  0.3
                                                                  ------------ ------------ -------------
   Net loans                                                        81,596,512   74,320,867     7,275,645   9.8

Goodwill                                                             1,164,846    1,059,720       105,126   9.9
Other intangible assets                                                721,428      616,137       105,291  17.1
Other assets                                                         6,461,055    5,231,508     1,229,547  23.5
                                                                  ------------ ------------ -------------
   TOTAL ASSETS (2)                                               $128,135,048 $120,857,299 $   7,277,749   6.0
                                                                  ------------ ------------ -------------

LIABILITIES

Noninterest-bearing consumer and commercial deposits              $ 20,610,429 $ 19,077,066 $   1,533,363   8.0
Interest-bearing consumer and commercial deposits                   53,244,549   52,055,755     1,188,794   2.3
                                                                  ------------ ------------ -------------
   Total consumer and commercial deposits                           73,854,978   71,132,821     2,722,157   3.8

Brokered deposits                                                    4,050,525    3,207,876       842,649  26.3
Foreign deposits                                                     7,623,200    2,934,963     4,688,237 159.7
                                                                  ------------ ------------ -------------
   Total deposits                                                   85,528,703   77,275,660     8,253,043  10.7

Funds purchased and securities sold under agreements to repurchase   8,099,685   15,089,770    (6,990,085)(46.3)
Other short-term borrowings                                          1,438,908      995,147       443,761  44.6
Long-term debt                                                      17,441,487   11,989,592     5,451,895  45.5
Trading liabilities                                                  1,072,125    1,179,121      (106,996) (9.1)
Other liabilities                                                    4,519,473    5,149,306      (629,833)(12.2)
                                                                  ------------ ------------ -------------
   TOTAL LIABILITIES                                               118,100,381  111,678,596     6,421,785   5.8
                                                                  ------------ ------------ -------------

SHAREHOLDERS' EQUITY

Preferred stock, no par value                                               --           --            --    --
Common stock, $1.00 par value                                          294,163      294,163            --    --
Additional paid in capital                                           1,297,555    1,288,657         8,898   0.7
Retained earnings                                                    7,590,411    6,727,923       862,488  12.8
Treasury stock and other                                              (625,137)    (696,517)       71,380 (10.2)
Accumulated other comprehensive income                               1,477,675    1,564,477       (86,802) (5.5)
                                                                  ------------ ------------ -------------
   TOTAL SHAREHOLDERS' EQUITY                                       10,034,667    9,178,703       855,964   9.3
                                                                  ------------ ------------ -------------

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $128,135,048 $120,857,299 $   7,277,749   6.0
                                                                  ------------ ------------ -------------

   Common shares outstanding                                       282,726,614  281,392,725     1,333,889   0.5
   Common shares authorized                                        750,000,000  750,000,000            --    --
   Treasury shares of common stock                                  11,436,143   12,770,032    (1,333,889)(10.4)


(1) Includes net unrealized gains of:                             $  2,258,984 $  2,474,229 $    (215,245) (8.7)

(2) Includes earning assets of:                                    114,403,760  108,318,585     6,085,175   5.6

                      SUNTRUST BANKS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         THREE MONTHS ENDED                        SIX MONTHS ENDED
                              ----------------------------------------- --------------------------------------
                                     JUNE 30       INCREASE/(DECREASE)        JUNE 30       INCREASE/(DECREASE)
                              -------------------- --------------------- ------------------- -------------------
                                 2004       2003     AMOUNT       %       2004       2003     AMOUNT       %
                                 ----       ----     ------       -       ----       ----     ------       -
Interest income               $1,188,074 $1,174,040 $  14,034     1.2% $2,361,938 $2,392,161 $  (30,223)   (1.3)%
Interest expense                 315,645    374,527   (58,882)   (15.7)   637,861    770,178   (132,317)  (17.2)
                              ---------- --------------------          ---------- ---------------------
NET INTEREST INCOME              872,429    799,513    72,916      9.1  1,724,077  1,621,983    102,094     6.3
Provision for loan losses         38,751     82,662   (43,911)   (53.1)    98,139    163,465    (65,326)  (40.0)
                              ---------- --------------------          ---------- ---------------------
NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES     833,678    716,851   116,827     16.3  1,625,938  1,458,518    167,420    11.5
                              ---------- --------------------          ---------- ---------------------

NONINTEREST INCOME

Service charges on deposit
   accounts                      168,704    157,954    10,750      6.8    331,922    315,775     16,147     5.1
Trust and investment
   management income             140,366    124,215    16,151     13.0    276,584    245,010     31,574    12.9
Retail investment services        49,839     41,991     7,848     18.7     95,577     79,459     16,118    20.3
Other charges and fees            94,766     82,574    12,192     14.8    187,513    160,845     26,668    16.6
Investment banking income         54,330     57,167    (2,837)    (5.0)    99,143     90,979      8,164     9.0
Trading account profits and
   commissions                    31,034     29,583     1,451      4.9     60,424     60,376         48     0.1
Credit card and other fees        37,721     32,376     5,345     16.5     69,415     61,049      8,366    13.7
Other noninterest income          54,953     39,694    15,259     38.4    101,294     57,681     43,613    75.6
Securities (losses)/gains         (9,048)    31,238   (40,286)  (129.0)    (4,121)    73,277    (77,398) (105.6)
                              ---------- --------------------          ---------- ---------------------
Total noninterest income         622,665    596,792    25,873      4.3  1,217,751  1,144,451     73,300     6.4
                              ---------- --------------------          ---------- ---------------------

NONINTEREST EXPENSE

Personnel expense                520,922    482,599    38,323      7.9  1,027,718    956,324     71,394     7.5
Net occupancy expense             61,629     58,563     3,066      5.2    123,488    116,285      7,203     6.2
Outside processing and
   software                       70,619     61,022     9,597     15.7    136,245    118,076     18,169    15.4
Equipment expense                 45,740     44,546     1,194      2.7     90,825     88,016      2,809     3.2
Marketing and customer
   development                    31,655     25,583     6,072     23.7     61,874     50,462     11,412    22.6
Amortization of intangible
   assets                         14,590     15,208      (618)    (4.1)    30,230     31,925     (1,695)   (5.3)
Other noninterest expense        183,294    150,207    33,087     22.0    347,817    294,869     52,948    18.0
                              ---------- --------------------          ---------- ---------------------
Total noninterest expense        928,449    837,728    90,721     10.8  1,818,197  1,655,957    162,240     9.8
                              ---------- --------------------          ---------- ---------------------
INCOME BEFORE INCOME TAXES       527,894    475,915    51,979     10.9  1,025,492    947,012     78,480     8.3
Provision for income taxes       163,057    145,556    17,501     12.0    302,178    288,805     13,373     4.6
                              ---------- --------------------          ---------- ---------------------
NET INCOME                    $  364,837 $  330,359$   34,478     10.4 $  723,314 $  658,207$    65,107     9.9
                              ---------- --------------------          ---------- ---------------------
Net interest income
   (taxable-equivalent) (1)   $  885,066 $  810,415$   74,651      9.2 $1,748,970 $1,643,428$   105,542     6.4

Earnings per share
   Diluted                          1.29       1.17      0.12     10.3       2.55       2.34       0.21     9.0
   Basic                            1.31       1.19      0.12     10.1       2.59       2.37       0.22     9.3

Cash dividends paid per common
   share                            0.50       0.45      0.05     11.1       1.00       0.90       0.10    11.1
Average shares outstanding (000s)
   Diluted                       283,116    280,287     2,829      1.0    283,320    280,806      2,514     0.9
   Basic                         279,840    277,397     2,443      0.9    279,682    278,011      1,671     0.6


(1) Net interest income includes the effects of taxable-equivalent adjustments using a federal tax rate of 35% and state income taxes where applicable to increase tax-exempt interest income to a taxable-equivalent basis.

                      SUNTRUST BANKS, INC. AND SUBSIDIARIES
                         SELECTED FINANCIAL INFORMATION

                                                                                                                SIX MONTHS ENDED
                                                                                                              --------------------
                                                 2ND QUARTER 1ST QUARTER 4TH QUARTER 3RD QUARTER  2ND QUARTER  JUNE 30     JUNE 30
                                                     2004        2004        2003        2003        2003        2004       2003
                                                  ----------- ----------- ----------- ----------- ----------- ---------- ----------
RESULTS OF OPERATIONS
(Dollars in thousands, except per share data)

Net interest income                               $   872,429 $   851,648 $   865,520 $   832,800 $   799,513 $1,724,077 $1,621,983
Provision for loan losses                              38,751      59,388      70,286      79,799      82,662     98,139    163,465
                                                  ----------- ----------- ----------- ----------- ----------- ---------- ----------
Net credit income                                     833,678     792,260     795,234     753,001     716,851  1,625,938  1,458,518
Securities (losses)/gains                              (9,048)      4,927      19,501      31,098      31,238     (4,121)    73,277
Other noninterest income                              631,713     590,159     564,571     543,380     565,554  1,221,872  1,071,174
                                                  ----------- ----------- ----------- ----------- ----------- ---------- ----------
Net credit and noninterest income                   1,456,343   1,387,346   1,379,306   1,327,479   1,313,643  2,843,689  2,602,969
Noninterest expense                                   928,449     889,748     884,794     859,865     837,728  1,818,197  1,655,957
                                                  ----------- ----------- ----------- ----------- ----------- ---------- ----------
Income before income taxes                            527,894     497,598     494,512     467,614     475,915  1,025,492    947,012
Provision for income taxes                            163,057     139,121     152,005     136,031     145,556    302,178    288,805
                                                  ----------- ----------- ----------- ----------- ----------- ---------- ----------
NET INCOME                                        $   364,837 $   358,477 $   342,507 $   331,583 $   330,359 $  723,314 $  658,207
                                                  ----------- ----------- ----------- ----------- ----------- ---------- ----------
Net interest income (taxable-equivalent)          $   885,066 $   863,904 $   877,501 $   844,388 $   810,415 $1,748,970 $1,643,428
Total revenue                                       1,507,731   1,458,990   1,461,573   1,418,866   1,407,207  2,966,721  2,787,879
Total revenue excluding securities gains and
   Losses (1)                                       1,516,779   1,454,063   1,442,072   1,387,768   1,375,969  2,970,842  2,714,602

Earnings per share
   Diluted                                        $      1.29 $      1.26 $      1.21 $      1.18 $      1.17 $     2.55 $     2.34
   Basic                                                 1.31        1.28        1.23        1.19        1.19       2.59       2.37

Dividends paid per common share                          0.50        0.50        0.45        0.45        0.45       1.00       0.90
Average shares outstanding (000s)
   Diluted                                            283,116     283,523     282,537     281,567     280,287    283,320    280,806
   Basic                                              279,840     279,523     278,852     278,296     277,397    279,682    278,011
-----------------------------------------------------------------------------------------------------------------------------------
SELECTED AVERAGE BALANCES
-------------------------
(Dollars in millions)

Total assets                                      $   127,287 $   123,854 $   124,756 $   126,702 $   119,448 $  125,571 $  118,865
Earning assets                                        113,657     111,038     112,730     112,329     106,606    112,348    105,931
Unrealized gains on securities available for sale       2,804       2,580       2,364       2,402       2,293      2,692      2,302
Loans                                                  80,936      79,905      79,370      77,733      74,311     80,421     73,684
Interest-bearing liabilities                           90,680      89,792      91,213      90,464      86,414     90,236     86,623
Total deposits                                         83,320      80,362      81,082      81,373      79,804     81,841     78,831
Shareholders' equity                                   10,194       9,840       9,436       9,237       8,864     10,017      8,826
-----------------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
Net interest margin (1)                                  3.13%       3.13%       3.09%       2.98%       3.05%      3.13%      3.13%
Return on average total assets                           1.15        1.16        1.09        1.04        1.11       1.16       1.12
Return on average assets less net unrealized gains
   on securities (3)                                     1.20        1.18        1.07        0.99        1.06       1.19       1.06
Return on average total equity                          14.39       14.65       14.40       14.24       14.95      14.52      15.04
Return on average realized equity (3)                   17.77       17.44       16.50       16.02       16.77      17.61      16.71
-----------------------------------------------------------------------------------------------------------------------------------
CREDIT DATA
-----------
(Dollars in thousands)

Allowance for loan losses - beginning             $   942,523 $   941,922 $   941,423 $   940,889 $   931,080 $  941,922 $  930,114
Allowance from acquisitions and other activity -
   net                                                     --          --          --          --       9,324         --      9,324
Provision for loan losses                              38,751      59,388      70,286      79,799      82,662     98,139    163,465
Net charge-offs                                        37,556      58,787      69,787      79,265      82,177     96,343    162,014
                                                  ----------- ----------- ----------- ----------- ----------- ---------- ----------
Allowance for loan losses-ending                  $   943,718 $   942,523 $   941,922 $   941,423 $   940,889 $  943,718 $  940,889
                                                  ----------- ----------- ----------- ----------- ----------- ---------- ----------
Net charge-offs to average loans                         0.19%       0.30%       0.35%       0.40%       0.44%      0.24%      0.44%

Period Ended
Nonaccrual loans                                  $   282,909 $   283,918 $   336,587 $   423,320 $   480,582
Restructured loans                                     18,189      18,661      14,782       9,241       2,500
                                                  ----------- ----------- ----------- ----------- -----------
Total nonperforming loans                             301,098     302,579     351,369     432,561     483,082
Other real estate owned (OREO)                         14,246      18,380      16,458      19,607      20,887
Other repossessed assets                                9,076      10,953      10,270      11,637      11,421
                                                  ----------- ----------- ----------- ----------- -----------
Total nonperforming assets                        $   324,420 $   331,912 $   378,097 $   463,805 $   515,390
                                                  ----------- ----------- ----------- ----------- -----------
Total nonperforming loans to total loans                 0.36%       0.38%       0.44%       0.55%       0.64%
Total nonperforming assets to total loans plus
   OREO and other repossessed assets                     0.39        0.42        0.47        0.59        0.68
Allowance to period-end loans                            1.14        1.19        1.17        1.19        1.25
Allowance to nonperforming loans                        313.4       311.5       268.1       217.6       194.8

(1) SunTrust presents total revenue excluding realized securities gains and losses. The Company believes total revenue without securities gains and losses is more indicative of the Company's performance because it isolates income that is primarily customer relationship and customer transaction driven. See Appendix A for a reconcilement of this non-GAAP performance measure.

(2) The net interest margin is presented on a fully taxable-equivalent (FTE) and annualized basis. The FTE basis adjusts for the tax-favored status of income from certain loans and investments. The Company believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

(3) SunTrust presents a return on average assets less net unrealized gains on securities and a return on average realized equity. The foregoing numbers reflect primarily adjustments to remove the effects of the Company's securities portfolio which includes the ownership by the Company of 48.3 million shares of The Coca-Cola Company. The Company uses this information internally to gauge its actual performance in the industry. The Company believes that the return on average assets less the net unrealized gains on the securities portfolio is more indicative of the Company's return on assets because it more accurately reflects the return on the assets that are related to the Company's core businesses which are primarily customer relationship and customer transaction driven. The Company also believes that the return on average realized equity is more indicative of the Company's return on equity because the excluded equity relates primarily to a long term holding of a specific security. See Appendix A for a reconcilement of these non-GAAP performance measures.

                      SUNTRUST BANKS, INC. AND SUBSIDIARIES
                      CONSOLIDATED DAILY AVERAGE BALANCES,
                      AVERAGE YIELDS EARNED AND RATES PAID
            (DOLLARS IN MILLIONS; YIELDS ON TAXABLE-EQUIVALENT BASIS)

                                                                                   THREE MONTHS ENDED
                                                                  -----------------------------------------------------
                                                                        JUNE 30, 2004              JUNE 30, 2003
                                                                  -------------------------- --------------------------
                                                                             INTEREST                  INTEREST
                                                                   AVERAGE   INCOME/ YIELDS/  AVERAGE   INCOME/ YIELDS/
                                                                   BALANCES  EXPENSE  RATES   BALANCES  EXPENSE  RATES
                                                                  ---------- -------- ------ ---------- ------- -------
ASSETS
Loans:
   Real estate 1-4 family                                         $ 18,870.1 $  235.9   5.00% $15,064.2 $  224.1  5.95%
   Real estate construction                                          4,558.9     49.5   4.37    4,057.8     47.7   4.72
   Real estate equity                                                7,619.1     78.1   4.12    5,874.6     66.1   4.51
   Real estate commercial                                            9,426.0    106.2   4.53    9,192.9    115.7   5.05
   Commercial                                                       27,510.8    247.4   3.62   27,810.4    263.9   3.81
   Business credit card                                                151.0      2.5   6.55      126.4      2.1   6.84
   Consumer - direct                                                 3,576.9     41.6   4.68    3,693.7     47.5   5.16
   Consumer - indirect                                               8,938.3    126.6   5.70    7,993.1    139.0   6.98
   Nonaccrual and restructured                                         285.3      5.8   8.14      498.4      3.0   2.39
                                                                  ---------- --------- ----- ---------- --------- -----
      Total loans                                                   80,936.4    893.6   4.44   74,311.5    909.1   4.91
Securities available for sale:
   Taxable                                                          22,781.2    213.7   3.75   20,276.8    152.1   3.00
   Tax-exempt                                                          449.7      6.5   5.81      381.4      6.2   6.53
                                                                  ---------- --------- ----- ---------- --------- -----
Total securities available for sale                                 23,230.9    220.2   3.79   20,658.2    158.3   3.07

Funds sold and securities purchased under agreement to resell        1,562.8      4.1   1.04    1,476.2      4.3   1.17
Loans held for sale                                                  6,141.2     76.8   5.01    8,255.4    108.4   5.25
Interest-bearing deposits                                               17.9       --   0.76       10.7      0.1   1.27
Trading assets                                                       1,767.9      6.0   1.36    1,894.4      4.7   0.99
                                                                  ---------- --------- ----- ---------- --------- -----
   Total earning assets                                            113,657.1  1,200.7   4.25  106,606.4  1,184.9   4.46

Allowance for loan losses                                             (953.7)                    (952.0)
Cash and due from banks                                              3,732.5                    3,300.5
Premises and equipment                                               1,617.4                    1,582.1
Other assets                                                         6,430.3                    6,617.6
Unrealized gains on securities available for sale                    2,803.9                    2,293.4
                                                                  ----------                 ----------
   Total assets                                                   $127,287.5                 $119,448.0
                                                                  ----------                 ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Interest-bearing deposits:
   NOW accounts                                                  $  12,811.6  $  13.4   0.42% $11,576.8  $  13.6  0.47%
   Money Market accounts                                            22,367.4     42.9   0.77   22,284.1     57.0   1.03
   Savings                                                           6,990.9     12.7   0.73    6,253.3     12.7   0.82
   Consumer time                                                     6,988.0     34.5   1.98    8,039.4     51.7   2.58
   Other time                                                        3,416.6     19.7   2.32    3,395.4     23.1   2.73
                                                                  ---------- --------- ------ ---------- -------- -----
      Total interest-bearing consumer and commercial deposits       52,574.5    123.2   0.94   51,549.0    158.1   1.23
   Brokered deposits                                                 3,668.2     17.1   1.84    3,573.5     30.7   3.40
   Foreign deposits                                                  6,485.7     17.1   1.04    7,133.7     22.2   1.23
                                                                  ---------- --------- ----- ---------- --------- -----
      Total interest-bearing deposits                               62,728.4    157.4   1.01   62,256.2    211.0   1.36
Funds purchased and securities sold under agreements to repurchase  10,163.3     19.9   0.78   11,694.4     29.8   1.01
Other short-term borrowings                                          1,004.6      3.6   1.44      603.2      1.8   1.17
Long-term debt                                                      16,784.1    134.7   3.23   11,860.1    131.9   4.46
                                                                  ---------- --------- ----- ---------- --------- -----
   Total interest-bearing liabilities                               90,680.4    315.6   1.40   86,413.9    374.5   1.74
Noninterest-bearing deposits                                        20,591.6                   17,548.1
Other liabilities                                                    5,821.3                    6,621.9
Shareholders' equity                                                10,194.2                    8,864.1
                                                                  ----------                 ----------
   Total liabilities and shareholders' equity                     $127,287.5                 $119,448.0
                                                                  ----------         ------- ----------         -------
Interest rate spread                                                                   2.85%                      2.72%
                                                                   ------------------------- --------------------------
NET INTEREST INCOME                                                          $  885.1                   $  810.4
                                                                   ------------------------- -------------------------
NET INTEREST MARGIN                                                                    3.13%                      3.05%
                                                                   ------------------------- --------------------------

                                                                                    SIX MONTHS ENDED
                                                                  ------------------------------------------------------
                                                                        JUNE 30, 2004              JUNE 30, 2003
                                                                  -------------------------- ---------------------------
                                                                             INTEREST                   INTEREST
                                                                   AVERAGE   INCOME/  YIELDS/  AVERAGE  INCOME/  YIELDS/
                                                                   BALANCES  EXPENSE  RATES   BALANCES  EXPENSE  RATES
                                                                  ---------- -------- ------- --------- -------- -------
ASSETS
Loans:
   Real estate 1-4 family                                        $  18,314.0 $  466.4   5.09% $14,844.6  $ 454.4   6.12%
   Real estate construction                                          4,552.6     98.8   4.36    4,002.9     95.2   4.79
   Real estate equity                                                7,365.5    152.0   4.15    5,647.5    127.7   4.56
   Real estate commercial                                            9,360.5    213.1   4.58    9,149.3    233.5   5.15
   Commercial                                                       27,987.5    497.6   3.58   27,824.0    534.3   3.87
   Business credit card                                                145.5      4.8   6.64      123.1      4.3   7.04
   Consumer - direct                                                 3,555.0     83.8   4.74    3,724.3     97.2   5.26
   Consumer - indirect                                               8,832.9    256.9   5.85    7,852.8    278.2   7.14
   Nonaccrual and restructured                                         307.2     11.8   7.71      515.6      5.6   2.20
                                                                  ---------- --------- ----- ---------- --------- -----
      Total loans                                                   80,420.7  1,785.2   4.46   73,684.1  1,830.4   5.01
Securities available for sale:
   Taxable                                                          22,621.9    426.6   3.77   20,414.8    333.4   3.27
   Tax-exempt                                                          407.1     12.2   5.99      385.7     12.6   6.55
                                                                  ---------- --------- ----- ---------- --------- -----
      Total securities available for sale                           23,029.0    438.8   3.81   20,800.5    346.0   3.33

Funds sold and securities purchased under agreement to resell        1,401.7      7.4   1.05    1,474.6      9.0   1.21
Loans held for sale                                                  5,728.6    144.0   5.03    8,150.7    219.4   5.38
Interest-bearing deposits                                               16.6      0.1   0.80       11.2      0.1   1.21
Trading assets                                                       1,751.1     11.3   1.30    1,810.4      8.7   0.97
                                                                  ---------- --------- ----- ---------- --------- -----
Total earning assets                                               112,347.7  2,386.8   4.27  105,931.5  2,413.6   4.59
Allowance for loan losses                                             (953.7)                    (947.0)
Cash and due from banks                                              3,551.8                    3,387.5
Premises and equipment                                               1,614.7                    1,592.7
Other assets                                                         6,318.0                    6,598.3
Unrealized gains on securities available for sale                    2,692.1                    2,302.4
                                                                  ----------                 ----------
   Total assets                                                   $125,570.6                 $118,865.4
                                                                  ----------                 ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing deposits:
   NOW accounts                                                  $  12,571.8  $  25.1   0.40% $11,452.4 $   28.4   0.50%
   Money Market accounts                                            22,252.1     85.2   0.77   22,071.4    117.4   1.07
   Savings                                                           6,662.6     22.9   0.69    6,236.0     26.7   0.86
   Consumer time                                                     7,128.4     72.1   2.03    8,236.2    112.7   2.76
   Other time                                                        3,404.5     39.6   2.34    3,418.7     39.1   2.31
                                                                  ---------- --------- ----- ---------- --------- -----
      Total interest-bearing consumer and commercial
         deposits                                                   52,019.4    244.9   0.95   51,414.7    324.3   1.27
   Brokered deposits                                                 3,785.6     39.6   2.07    3,743.1     64.7   3.44
   Foreign deposits                                                  6,291.7     33.5   1.05    6,801.4     42.2   1.23
                                                                  ---------- --------- ----- ---------- --------- -----
      Total interest-bearing deposits                               62,096.7    318.0   1.03   61,959.2    431.2   1.40
Funds purchased and securities sold under agreements to repurchase  10,169.4     39.7   0.77   12,166.9     62.3   1.02
Other short-term borrowings                                          1,871.5     14.6   1.57      674.8      3.9   1.16
Long-term debt                                                      16,098.5    265.5   3.32   11,821.7    272.8   4.65
                                                                  ---------- --------- ----- ---------- --------- -----
   Total interest-bearing liabilities                               90,236.1    637.8   1.42   86,622.6    770.2   1.79
Noninterest-bearing deposits                                        19,744.2                   16,871.7
Other liabilities                                                    5,573.1                    6,545.6
Shareholders' equity                                                10,017.2                    8,825.5
                                                                  ----------                 ----------
   Total liabilities and shareholders' equity                     $125,570.6                 $118,865.4
                                                                  ----------         ------- ----------         -------
Interest rate spread                                                                  2.85%                      2.80%
                                                                  -------------------------- --------------------------
NET INTEREST INCOME                                                          $1,749.0                   $1,643.4
                                                                  -------------------------- --------------------------
NET INTEREST MARGIN                                                                    3.13%                      3.13%
                                                                  -------------------------- --------------------------

                      SUNTRUST BANKS, INC. AND SUBSIDIARIES
                       RECONCILEMENT OF NON-GAAP MEASURES
                         APPENDIX A TO THE PRESS RELEASE

                                                        QUARTER - TO - QUARTER COMPARISON                      YTD COMPARISON
                                         ---------------------------------------------------------------- -------------------------
                                                                                                                   JUNE 30
                                         2ND QUARTER  1ST QUARTER  4TH QUARTER  3RD QUARTER  2ND QUARTER  -------------------------
                                             2004         2004         2003         2003         2003         2004         2003
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------

NON-GAAP MEASURES PRESENTED IN THE PRESS
RELEASE
-------
(Dollars in thousands)

Net income                               $    364,837 $    358,477 $    342,507 $    331,583 $    330,359 $    723,314 $    658,207
Securities losses/(gains), net of tax           9,048       (4,927)     (19,501)     (31,098)     (31,238)       4,121      (73,277)
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Net income excluding securities gains and
   losses                                $    373,885 $    353,550 $    323,006 $    300,485 $    299,121 $    727,435 $    584,930
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------

Total average assets                     $127,287,458 $123,853,747 $124,756,099 $126,701,810 $119,448,042 $125,570,602 $118,865,352
Average net unrealized gains on
   securities                              (2,803,917)  (2,580,304)  (2,363,948)  (2,401,899)  (2,293,359)  (2,692,110)  (2,302,444)
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Average assets less net unrealized gains
   on securities                         $124,483,541 $121,273,443 $122,392,151 $124,299,911 $117,154,683 $122,878,492 $116,562,908
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------

Total average equity                     $ 10,194,201 $  9,840,282 $  9,435,794 $  9,236,849 $  8,864,063 $ 10,017,242 $  8,825,530
Average other comprehensive income         (1,804,833)  (1,645,712)  (1,503,355)  (1,526,448)  (1,450,356)  (1,725,273)  (1,456,871)
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total average realized equity            $  8,389,368 $  8,194,570 $  7,932,439 $  7,710,401 $  7,413,707 $  8,291,969 $  7,368,659
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------

Return on average total assets                   1.15%        1.16%        1.09%        1.04%        1.11%        1.16%        1.12%
Impact of excluding net unrealized
   securities gains                              0.05         0.02        (0.02)       (0.05)       (0.05)        0.03        (0.06)
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Return on average total assets less net
   unrealized gains on securities (1)            1.20%        1.18%        1.07%        0.99%        1.06%        1.19%        1.06%
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------

Return on average total shareholders'
   equity                                       14.39%       14.65%       14.40%       14.24%       14.95%       14.52%       15.04%
Impact of excluding net unrealized
   securities gains                              3.38         2.79         2.10         1.78         1.82         3.09         1.67
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Return on average realized shareholders'
   equity (2)                                   17.77%       17.44%       16.50%       16.02%       16.77%       17.61%       16.71%
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------

Net interest income                      $    872,429 $    851,648 $    865,520 $    832,800 $    799,513 $  1,724,077 $  1,621,983
FTE adjustment                                 12,637       12,256       11,981       11,588       10,902       24,893       21,445
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Net interest income - FTE                     885,066      863,904      877,501      844,388      810,415    1,748,970    1,643,428
Noninterest income                            622,665      595,086      584,072      574,478      596,792    1,217,751    1,144,451
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total revenue                               1,507,731    1,458,990    1,461,573    1,418,866    1,407,207    2,966,721    2,787,879
Securities losses/(gains)                       9,048       (4,927)     (19,501)     (31,098)     (31,238)       4,121      (73,277)
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total revenue excluding securities gains
   and losses                            $  1,516,779 $  1,454,063 $  1,442,072 $  1,387,768 $  1,375,969 $  2,970,842 $  2,714,602
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------

                                                      QUARTER - TO - QUARTER COMPARISON
                                                     -----------------------------------
                                                     2ND QUARTER   1ST QUARTER    CHANGE
                                                        2004          2004         %(4)
                                                     -----------   -----------   -------
NON-GAAP DISCLOSURES FOR IMPACTS OF THREE PILLARS (3)
-----------------------------------------------------
(Dollars in millions)

Average loans - reported                             $    80,936   $    79,905       1.3
Impact of Three Pillars                                        -        (1,430)
                                                     -----------   -----------
Average loans excluding Three Pillars                $    80,936   $    78,475       3.1
                                                     -----------   -----------

Average earning assets - reported                    $   113,657   $   111,038       2.4
Impact of Three Pillars                                        -        (1,715)
                                                     -----------   -----------
Average earning assets excluding Three Pillars       $   113,657   $   109,323       4.0
                                                     -----------   -----------

Average commercial loans - reported                  $    27,511   $    28,464      (3.3)
Impact of Three Pillars                                        -        (1,430)
                                                     -----------   -----------
Average commercial loans excluding Three Pillars     $    27,511   $    27,034       1.8
                                                     -----------   -----------

Average commercial loan yield - reported                    3.62%         3.54%      2.3
Impact of Three Pillars                                        -          0.06
                                                     -----------   -----------
Average commercial loan yield excluding Three Pillars       3.62%         3.60%      0.6
                                                     -----------   -----------

Net interest margin - reported                              3.13%         3.13%       --
Impact of Three Pillars                                        -          0.04
                                                     -----------   -----------
Net interest margin excluding Three Pillars                 3.13%         3.17%     (1.3)
                                                     -----------   -----------

                                                                          QUARTER - TO - QUARTER COMPARISON
                                                              ---------------------------------------------------------
                                                          2ND QUARTER 1ST QUARTER CHANGE 2ND QUARTER 2ND QUARTER CHANGE
                                                              2004       2004      %(4)      2004        2003      %
                                                            --------- ----------- ------  ----------- --------- ------

REVENUE AND EXPENSE GROWTH RATES
--------------------------------
(Dollars in thousands)

Total revenue excluding securities gains and losses                                       $ 1,516,779 $ 1,375,969  10.2
                                                                                          ----------- -----------

Total noninterest expense                                                                 $   928,449 $   837,728  10.8
Expense for unfunded loan commitments                                                          (9,424)         --
                                                                                          ----------- -----------
Adjusted noninterest expense                                                              $   919,025 $   837,728   9.7
                                                                                          ----------- -----------
AVERAGE LOW COST CONSUMER AND COMMERCIAL DEPOSIT RECONCILEMENT
--------------------------------------------------------------
(Dollars in thousands)

Demand deposits                                            $20,591,615  $18,896,711  9.0  $20,591,615 $17,548,140  17.3
NOW/money market                                            12,811,554   12,332,083  3.9   12,811,554  11,576,819  10.7
Savings                                                      6,990,929    6,334,231 10.4    6,990,929   6,253,304  11.8
                                                           -----------  -----------         ----------- -----------
Total average low cost consumer and commercial deposits    $40,394,098  $37,563,025  7.5   $40,394,098 $35,378,263 14.2
                                                           -----------  -----------        ----------- -----------

(1) Computed by dividing annualized net income, excluding tax effected securities gains and losses, by average assets less net unrealized gains on securities.

(2) Computed by dividing annualized net income, excluding tax effected securities gains and losses, by average realized shareholder's equity.

(3) Under the provisions of FASB Interpretation No. 46, SunTrust consolidated its commercial paper conduit, Three Pillars, effective July 1, 2003. As of March 1, 2004, Three Pillars was restructured and deconsolidated. Adjustments were made to reported figures for comparability purposes.

(4) Multiply by 4 to calculate sequential annualized growth or reductions discussed in the earnings call.

                                   Appendix A

Additional Information and Where to Find It:

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. INFORMATION REGARDING SUNTRUST'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY SUNTRUST ON MARCH 2, 2004, AND INFORMATION REGARDING NCF'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY NCF ON MARCH 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.